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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

MI DEVELOPMENTS INC.

(Name of Issuer)

Class A Subordinate Voting Shares, no par value

(Title of Class of Securities)

55304X104

(CUSIP Number)

Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with copies to-

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

August 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55304X104			13D/A

1.	Name of Reporting Person: Greenlight Capital, L.L.C.;		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,377,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,377,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,377,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.0%

14.	Type of Reporting Person (See Instructions): OO

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55304X104			13D/A

1.	Name of Reporting Person: Greenlight Capital, Inc.;		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,322,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,322,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,322,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55304X104			13D/A

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,730,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,730,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,730,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 5 TO SCHEDULE 13D
     This Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc. Greenlight and Mr. Einhorn are referred to herein as the “Reporting Persons.” This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 11, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 18, 2005, Amendment No. 3 filed on April 8, 2005 and Amendment No. 4 filed on April 15, 2005, (as amended, the “Original 13D”).
     This Amendment relates to Class A Subordinated Voting Shares, no par value (the “Class A Shares”), of MI Developments Inc., a Canadian company (the “Issuer”), owned by Greenlight LLC for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner and (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner, and the Class A Shares purchased by Greenlight Inc. for the account of Greenlight Capital Offshore, Ltd., for which Greenlight Inc. is investment advisor. This Amendment also relates to the Class A Shares purchased by affiliates of Greenlight for the accounts of (i) Greenlight Masters, LP, (ii) Greenlight Masters Qualified, LP, and (iii) Greenlight Masters Offshore, Ltd. (collectively, “Affiliates”).
Item 4. Purpose of the Transaction
     Item 4 of the Original 13D is hereby amended by adding the following:
     On August 2, 2005, Greenlight and affiliates filed an Application (the “Application”) with the Ontario Superior Court of Justice (the “Court”) against the Issuer, an affiliate of the Issuer, various current officers and directors of the Issuer and a former officer and director of the Issuer (collectively, the “MID Parties”) pursuant to the oppression remedy created under Section 248 of the Ontario Business Corporations Act. In the Application, Greenlight and affiliates allege that the MID Parties have since 2004 caused MID to engage in transactions with its subsidiary Magna Entertainment Corporation (“MEC”) that, contrary to the expectations of Greenlight and other MID investors, have sought to merge or integrate the MID and MEC businesses and to divert hundreds of millions of dollars in the direction of MEC’s horse racing and gaming business. The application is for various orders which, if granted, will remedy the alleged oppressive conduct and will prevent MID from continuing this conduct over the objections of the owners of the equity of MID. Greenlight and affiliates also filed an Affidavit of David Einhorn (the “Affidavit”) with the Court in support of the Application. The Application and the Affidavit are filed herewith as Exhibits 8 and 9 and are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended by adding the following exhibits:
Exhibit 8 Application of Greenlight and affiliates filed with the Court on August 2, 2005.
Exhibit 9 Affidavit of David Einhorn filed with the Court on August 2, 2005.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 2, 2005

GREENLIGHT CAPITAL, L.L.C.
By:	/s/ David Einhorn
David Einhorn, Senior Managing Member

GREENLIGHT CAPITAL, INC.

By:	/s/ David Einhorn
David Einhorn, President

/s/ David Einhorn
David Einhorn